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EXHIBIT 21.1

SUBSIDIARIES OF THE REGISTRANT

Subsidiaries, which considered in the aggregate as a single subsidiary would not constitute a significant subsidiary, have been omitted.

Subsidiary	Jurisdiction of Incorporation
Price Communications Wireless, Inc.	Delaware
Price Communications Cellular Holdings, Inc.	Delaware
Price Communications Cellular Inc.	Delaware

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SUBSIDIARIES OF THE REGISTRANT